Item 77D - Deutsche Science and Technology
Fund (a series of Deutsche Securities Trust)

Effective June 2, 2014, DWS Technology
Fund (the "Fund") changed its name to
DWS Science and Technology Fund, and on
August 11, 2014, the Fund changed its name again to Deutsche Science and Technology
Fund.

Effective June 2, 2014 the Fund changed its main investments to the following:
"Under normal circumstances, the fund
invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of science and technology companies. Science and technology companies are (i) companies whose products, processes, or services, in the opinion of portfolio management, are benefitting, or are expected to benefit, from the use or commercial application of scientific or technological developments or discoveries; or (ii) companies that, in the opinion of portfolio management, utilize technology and/or science to significantly enhance their business opportunities. Such companies may include companies that, in the opinion of portfolio management, derive a competitive advantage by the application of scientific or technological developments or discoveries. The fund may invest in companies of any size and may invest in initial public offerings. While the fund invests mainly in US stocks, it could invest up to 35% of net assets in foreign securities
(including emerging markets securities).
The fund will concentrate its assets in the group of industries constituting the technology sector and may concentrate in one or more industries in the technology sector.

The fund's equity investments are mainly common stocks, but may also include other types of equities, such as preferred stocks or convertible securities."



 For internal use only
C:\Users\e483200\AppData\Local\Microsoft\Windows\Temporar
y Internet Files\Content.Outlook\UEUS7EI2\Exhibit 77D Securities
Trust - Science and Technology.docx

 For internal use only

 For internal use only